

Mail Stop 3561

August 21, 2009

Mr. Gary S. Raymond
SPAR Group, Inc.
560 White Plains Road
Suite 210
Tarrytown, NY 10591

> **Re:** **SPAR Group, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Filed May 15, 2009**
> **Form 10-Q for the quarter ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 0-27408**

Dear Mr. Raymond:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20

Critical Accounting Policies & Estimates, page 20

1.   In future filings, please revise the discussion of your critical accounting policies
        to focus on the assumptions and uncertainties that underlie your critical
        accounting estimates. Please also quantify, where material, and provide an
        analysis of the impact of critical accounting estimates on your financial position
        and results of operations for the periods presented, including the effects of
        changes in critical accounting estimates between periods. In addition, please
        include a qualitative and quantitative analysis of the sensitivity of reported results
        to changes in your assumptions, judgments, and estimates, including the
        likelihood of obtaining materially different results if different reasonably likely
        assumptions were applied. For example, if reasonably likely changes in an
        assumption used in assessing your subsidiaries for consolidation under FIN 46R
        or in estimating your allowance for doubtful accounts would have a material
        effect on your financial condition or results of operations, the impact that could
        result given the range of reasonably outcomes should be disclosed and quantified.
        Refer to Section V of SEC Release No. 33-8350. As noted in Section V, the
        MD&A disclosure should supplement, not duplicate, the description of
        accounting policies that are already disclosed in the notes to the financial
        statements. The disclosure should provide greater insight into the quality and
        variability of information regarding financial condition and operating
        performance. While accounting policy notes in the financial statements generally
        describe the method used to apply an accounting principle, the discussion in
        MD&A should present a company's analysis of the uncertainties involved in
        applying a principle at a given time or the variability that is reasonably likely to
        result from its application over time.

Results of Operations, page 21

2.   In future filings, please revise your results of operations discussion to describe the
        reasons for increases or decreases in the components of net income. For example,
        you quantify year-to-year changes in net revenues for several entities but do not
        explain why those revenues increased or decreased. A discussion of the relevant
        factors and trends that led to the changes, such as changes in prices or amount of
        goods sold or the introduction of new products or services, would be beneficial to
        a reader. Please also quantify, where possible, the extent to which each factor
        contributed to the overall change in that line item. See SEC Release No. 33-8350.

Controls and Procedures, page 26

Disclosure controls and procedures, page 26

3.   In future filings, please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Reports of Independent Registered Public Accounting Firms, page F-1

4.   Please ensure in future filings that the opinions of all of your auditors clearly opine that the financial statements present fairly the financial position as of all balance sheets presented and the results of operations and cash flows for all years presented. In this regard, we note that Gureli Yeminli Mali Musavirlik A.S. did not reference the statements of cash flows in the opinion paragraph and that both Gureli and UAB "Rezultatas" stated they were opining on the results of operations for the year then ended as opposed to the years then ended. Please ensure that your auditors similarly revise their consents where applicable.

Consolidated Statements of Cash Flows, page F-8

5.   We note that the amounts included in the "Translation (loss) gain" line item agree to the foreign currency translation amounts reflected on your statements of stockholders' equity. Please note that this cash flow line item should represent the effect of exchange-rate changes on cash balances held in foreign currencies as required by paragraph 25 of SFAS 95. Furthermore, the statement of cash flows should report the reporting currency equivalent of foreign currency cash flows using the exchange rates in effect at the time of the cash flows. Refer to the sample illustration provided in paragraphs 144-146 of SFAS 95. Please tell us how the amounts in your statements of cash flows would have changed had you applied the preceding guidance. If material, please also disclose in future filings the aggregate foreign currency transaction gain or loss included in determining net income/loss in each period for which a statement of operations is presented. See paragraphs 15 and 30 of SFAS 52.

6.   Please tell us why the amounts included in the minority interest line item do not agree to the minority interest amounts on your statements of operations.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-10

Principles of Consolidation, page F-10

7.   We note that you consolidate all of your 50% and 51% owned subsidiaries under
        FIN 46(R). We have also read your responses, filed on October 29, 2007 and
        November 27, 2007, related to our previous inquiries on the consolidation of
        these entities. Please address the following items:

        • Provide us with a more detailed analysis that explains why consolidation of
          these entities under FIN 46(R) is appropriate. In doing so, explain in further
          detail how you determined the total equity investment at risk was not
          sufficient to permit the entities to finance their activities without additional
          subordinated financial support and how you determined you were and still are
          the primary beneficiary. Tell us how you determined the qualitative and
          quantitative factors in paragraphs 9(a)-9(c) of FIN 46(R) do not overcome the
          presumption of insufficiency of the equity investment at risk. For each entity,
          provide us with a comparison of the equity investment at risk and the entity's
          total assets and explain how those amounts were derived.

        • In your previous responses, you partially supported consolidation of your 51%
          owned subsidiaries by indicating that you held a majority ownership position.
          Please note that a variable interest entity is different than a voting interest
          entity because it is designed in a manner where voting rights held by equity
          holders are ineffective in determining which party has a controlling financial
          interest in the entity. Accordingly, if these entities are VIE's, the
          consolidation model of FIN 46(R) must be followed and you should not
          evaluate the entities under a voting interest model. If required to apply the
          voting interest model, it appears consolidation might not be appropriate under
          EITF 96-16 since your prior responses suggest the minority shareholders
          possess substantive participating rights that would overcome presumption of
          control. Please tell us if any of the 51% owned subsidiaries have been
          consolidated under a voting interest model and, if so, explain why
          consolidation is appropriate considering the guidance in EITF 96-16.

        • Please tell us if there were any reconsideration events, as described in
          paragraph 7 of FIN 46(R), that resulted in any VIE becoming a voting interest
          entity.

Major Customers – Domestic, page F-12

8.   We note that Circuit City owed you approximately $245,000 in unpaid pre-bankruptcy receivables as of December 31, 2008. Please tell us if you have recorded a reserve related to these receivables and explain the conclusion reached regarding the expected realizability of these receivables.

Note 4. Lines of Credit, page F-17

9.   Although you disclose on page F-18 that you were not in violation of any debt covenants at December 31, 2008 and do not expect to be in violation at future measurement dates, we note your disclosures on page 10 that you violated your April 2008 monthly Fixed Charge Coverage Ratio covenant. Please tell us if the lender granted you a waiver for your violation or provided you with a grace period to cure the violation. In future filings, please consider disclosing the facts and circumstances surrounding covenant violations in the notes to your financial statements and any uncertainty around possible future violations.

Note 6. Commitments and Contingencies, page F-21

10.   We note that Safeway Inc. has filed appeals seeking to overturn the $5.8 million award against it for interference with contractual relationships. Considering these pending appeals and considering it appears the funds awarded to you will remain in escrow until all appeals have been settled, please clarify why you believe the net $1.3 million reward should still be recorded prior to ultimate resolution of the litigation. While your response related to this matter in a letter filed on October 29, 2007 indicated that the dispute was a "fully resolved matter," the pending appeals suggest otherwise. Also, your disclosures on page F-16 suggest that you continue to accrue interest on the Safeway settlement. Considering the pending appeals, please tell us your basis in GAAP for continuing to accrue interest income on the recorded gain.

Note 9. Related-Party Transactions, page F-23

11.   We note that two related parties, SPAR Marketing Services, Inc. and SPAR Management Services, Inc., provide you with the majority of your domestic merchandising specialist field force and domestic field management. You disclose on page 13 that the rates charged for these services are "favorable" to you. We further note that these affiliates granted you cost concessions of $900,000 during fiscal year 2008 by waiving their 4% "Plus Compensation" charge. Since it appears that your transactions with these affiliates are not at arms length, please disclose your estimates of what the related expenses would have been on a stand alone basis, or tell us why such disclosure is not practicable. Please provide this disclosure for each year for which a statement of operations

was required when such basis produced materially different results. See, by analogy, Question 2 of SAB Topic 1B.

Note 10. Stock Options, page F-24

12.   Please disclose in future filings the total intrinsic value of options exercised during the year and the aggregate intrinsic value of outstanding and exercisable options fully vested at the end of the year as required by paragraph A240 of SFAS 123(R).

Note 11. Geographic Data, page F-27

13.   We read throughout your filing that you operate in two divisions, the Domestic Merchandising Services Division and the International Merchandising Services Division. We further note that you operate in several countries within those divisions. Considering your disclosures suggest that you have only one reportable segment, please tell us if you aggregate any operating segments into your reportable segment. If so, tell us how your operating segments are structured and how they meet the aggregation criteria of paragraph 17 of SFAS 131. In future filings, please disclose if operating segments have been aggregated. Refer to paragraph 26.(a.) of SFAS 131.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Controls and Procedures, page 28

14.   We note that you refer to disclosure controls and procedures as defined in Exchange Act Rules 13a-14 and 15d-14. Please note that disclosure controls and procedures are defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your disclosures in future filings accordingly.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or Andrew Blume, Staff Accountant, at 202-551-3254, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief